News Release                                                          [UPR LOGO]
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          UPR TO TERMINATE OFFER ON NOV. 17 UNLESS PENNZOIL NEGOTIATES
               AND DEMONSTRATES PENNZOIL'S VALUE HAS NOT DECLINED

                           Company Cites Two Reasons:
                           --------------------------

      Recent Erosion in Value of Pennzoil International Oil and Gas Assets

           Pennzoil's Entrenchment and Disregard for Its Shareholders

FOR IMMEDIATE RELEASE -- Fort Worth, TX, Nov. 11, 1997 -- Union Pacific Resources Group Inc. (NYSE:UPR) today announced that it will terminate its $84 per share cash offer for Pennzoil on November 17, 1997, unless Pennzoil enters into good faith negotiations with UPR on or prior to that date and demonstrates that Pennzoil's value as a whole has not declined.

Jack L. Messman, Chairman and CEO of UPR said, "Because the value of Pennzoil's international assets clearly apears to have eroded sharply and because the Pennzoil Board has consistently acted contrary to its shareholders' interests, it is not in the best interests of our shareholders to continue to pursue our offer on an unsolicited basis for an interdeterminate period. Accordingly, we will terminate our tender offer on November 17 ,1997 unless Pennzoil enters into good faith negotiations on or prior to that date and demonstrates that the value of Pennzoil as a whole has not declined."

Mr. Messman elaborated, saying, "There clearly appears to have been a substantial erosion in the value of Pennzoil's international oil and gas assets. Most prominently, the recent failure to find crude oil at what the company touted as its "billion barrel' Karabakh prospect in the Caspian Sea is a serious setback," Mr. Messman said, "Pennzoil's refusal to provide further information on its recent international difficulties has led us to conclude that there has been a reduction in Pennzoil's value below our offer of $84 per share."

"Further, Pennzoil's Board and management have consistently acted to entrench themselves rather than to represent the best interests of Pennzoil shareholders. Pennzoil has refused even to discuss a transaction with us. Instead, Pennzoil has used every possible excuse and tactic to deny its shareholders any voice whatsoever in deciding the future of their own company."

Mr. Messman stated, "Our focus continues to be on the best interests of UPR's shareholders. Therefore, we must continue to give priority to those activities that have the highest likelihood of delivering superior value to UPR's shareholders.

"We have always maintained that a negotiated transaction is the most desirable means for combining our two companies. I urge Pennzoil's Board to weigh carefully the implications of once again refusing to sit down and discuss a transaction that would immediately benefit all Pennzoil shareholders,"
Mr. Messman added.

Union Pacific Resources, the #1 domestic driller for the past 5 years, is one of the nation's largest independent oil and gas exploration and production companies.

[Note: a letter sent today from Mr. Messman to Pennzoil CEO Jim Pate is attached.]


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Media Contact:                                 Investor Relations Contact:
Walter Montgomery                              Michael Liebschwager
212-484-6721                                   817-877-6531